FORM 6-K/A

(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of August, 2005

000-30478

(Commission File Number)

EuroZinc Mining Corporation

(Translation of registrant’s name into English)

1601 - 543 Granville Street, Vancouver, B.C., Canada V6C 1X8

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

EXPLANATORY NOTE

EuroZinc Mining Corporation (the “Company”) hereby amends the Company’s Form 6-K for the month of August, 2005, furnished to the Commission on September 12, 2005 (the “August Form 6-K”) as follows:  (i) the Company’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 and 2004, and the Company’s Management Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2005, as furnished under cover of the August Form 6-K, are replaced in their entirety by the restated versions included herewith; and (ii) the Certifications of Interim Filings (Form 52-109FT2) of each of the Chief Executive Officer and the Chief Financial Officer of the Company are replaced in their entirety with the respective Certifications of Interim Filings included herewith.  Further information concerning the restatements is included in Note 11 to the restated unaudited interim consolidated financial statements and under “Restatement” on the first page of the restated MD&A.  No changes were made to any of the other documents furnished under cover of the August Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EuroZinc Mining Corporation

(Registrant)

Date: December 9, 2005

By:

/s/ Ron A. Ewing

Name: Ron A. Ewing

Title:   Executive Vice President

EXHIBIT INDEX

Exhibit

Description

99.1

Restated Second Quarter Report for the Three and Six Months

   Ended June 30, 2005 and 2004

99.2

Restated Management Discussion and Analysis for the

   Three and Six Months Ended June 30, 2005

99.3

Form 52-109FT2 - CEO Certification

99.4

Form 52-109FT2 - CFO Certification